Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                                 April 21, 2015


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1297
            Multi-Asset Global Dividend Strategy Portfolio, Series 1
                       File Nos. 333-202241 and 811-03763
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Dear Mr. Bartz:

     This letter is in response to your comment letter dated March 25, 2015, regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1297, filed on February 23, 2015 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the Multi-Asset Global Dividend Strategy Portfolio, Series 1 (the "Trust").

PROSPECTUS

Investment Summary -- Security Selection

     1. Please revise the first paragraph of this section to provide, as currently discussed in the "Final Portfolio" section, that the final portfolio will comprise 100 securities, and that each security selected will represent approximately 1% of the final portfolio.

     Response: The disclosure has been revised in response to your comment.

Investment Summary -- Security Selection -- Domestic Equities

     2. The first sentence in part 1 of this section states that the Initial Universe comprises the 1,500 largest U.S. companies, as determined by Russell Investments, "which may include U.S.-listed foreign securities." Please revise the title of this security selection strategy to reflect the inclusion of foreign securities.

     Response: The title has been revised to "U.S.-Listed Equities."

     3. The second bullet point in part 2 of this section provides that "investment funds" are excluded from the Sub-Universe. Please define "investment funds," e.g., closed-end investment companies.

     Response: The disclosure has been revised in response to your comment.

     4. Please provide the source or sources for the data described in the several bullet points in parts 2 and 3 of this section, as well as for the data described throughout the four other security selection strategies (e.g., Russell Investments).

     Response: The disclosure has been revised in response to your comment.

     5. Part 4 of this section provides that the individual Global Industry Classification System ("GICS") allocation in the Domestic Equities strategy "will not exceed a 15% difference in weighting when compared to the S&P 500 GICS sector weighting." Please clarify whether this is a 15% difference or a 15 percentage point difference, and provide an example. For instance, if Financials are 20% of the S&P 500 GICS sector weighting, does this security selection process limit the Domestic Equities strategy to a 23% weighting in Financials (i.e., 20% plus 15% of 20%), or a 35% weighting in Financials (i.e., 20% plus 15%)?

     Response: The difference is by percentage points. The disclosure has been revised to state "15 percentage points" in response to your comment and an example has been provided.

Investment Summary -- Security Selection -- International Equities

     6. The first sentence in this section states that the Initial Universe comprises companies that are domiciled outside of the United States and traded on a "major international exchange." Does "major international exchange" include U.S. exchanges, such as the New York Stock Exchange? If so, please revise this sentence to clarify that these companies are traded on a major U.S. or foreign exchange. If not, please clarify that these companies are traded on a major foreign exchange. Please make a similar revision to the term "international exchange" in part 1 of the "International REITs" strategy section.

     Response: The disclosure has been revised in response to your comment to state that the securities selected by this section must trade on a "major foreign exchange." In addition, the title has been revised to "Foreign-Listed Equities."

     7. The second bullet point in part 3 of this section defines "momentum" as the "continuously compounded 12-month stock return." Please revise this definition to explain in plain English what is meant by "continuously compounded 12-month stock return."

     Response: The disclosure has been revised in response to your comment.

     8. In part 4 of this section, please clarify how the 15% caps on the differences between this strategy's sector and country weightings and the sector and country weightings of the MSCI EAFE Index are calculated. (See Comment 5.)

     Response: The disclosure has been revised to state "15 percentage points" in response to your comment.

Investment Summary -- Security Selection -- Domestic REITs

     9. The title of the security selection strategy in this section is "Domestic REITs." However, part 1 of this section states that the Initial Universe includes "all U.S.-traded REITs." (Emphasis added.) If the Initial Universe includes U.S.-traded foreign REITs, please revise the title of this security selection strategy to more accurately describe the REITs that may be selected pursuant to this strategy.

     Response: The disclosure has been revised in response to your comment.

Investment Summary -- Security Selection -- MLPs

     10. Since part 1 of this section states that the Initial Universe comprises limited liability companies and MLPs, please revise the heading of this strategy to "MLPs and Limited Liability Companies."

     Response: The disclosure has been revised in response to your comment.

     11. The second bullet point in part 2 of this section provides that "trusts" are excluded from the Sub-Universe. Please describe in this bullet point the types of trusts that are excluded.

     Response: The disclosure has been revised in response to your comment.

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren